UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Constant Contact, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
210313 10 2
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210313 10 2

1	NAMES OF REPORTING PERSONS Gail F. Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,230,813*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,230,813*

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,230,813*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.43%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 142,037 shares which Ms. Goodman has the right to acquire upon the exercise of stock options on or before 60 days after December 31, 2007.

Page 2 of 5 pages

CUSIP No. 210313 10 2

Item 1(a)	Name of Issuer:

Constant Contact, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1601 Trapelo Road, Suite 329 Waltham, Massachusetts 02451

Item 2(a)	Name of Person Filing:

Gail F. Goodman

Item 2(b)	Address of Principal Business Office or, if None, Residence:

c/o Constant Contact, Inc. 1601 Trapelo Road, Suite 329 Waltham, Massachusetts 02451

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share, of Constant Contact, Inc.

Item 2(e)	CUSIP Number:

210313 10 2

Item 3	Description of Person Filing:

Not applicable.

Item 4	Ownership:

(a) Amount Beneficially Owned:

1,230,813 (includes 142,037 shares which Ms. Goodman has the right to acquire upon the exercise of stock options on or before 60 days after December 31, 2007)

(b) Percent of Class:

4.43%

(c) Number of Shares as to which the Person has:

(i) sole voting power: 1,230,813*
Page 3 of 5 pages

CUSIP No. 210313 10 2

(ii) shared voting power:

(iii) sole dispositive power: 1,230,813*

(iv) shared dispositive power:

* includes 142,037 shares which Ms. Goodman has the right to acquire upon the exercise of stock options on or before 60 days after December 31, 2007.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable

Item 8	Identification and Classification of Members of the Group:

Not applicable

Item 9	Notice of Dissolution of Group:

Not applicable

Item 10	Certification:

Not applicable
Page 4 of 5 pages

CUSIP No. 210313 10 2
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 12, 2008.

/s/ Gail F. Goodman
Gail F. Goodman

Page 5 of 5 pages